Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Alpha Natural Resources, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our report dated March 1, 2011, with respect to the consolidated financial statements and schedule of Massey Energy Company included in Alpha Natural Resources, Inc,’s Current Report on Form 8-K dated March 28, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia
March 1, 2013